DRINKER BIDDLE & REATH LLP

One Logan Square

Suite 2000

Philadelphia, PA  19103-6996

(215) 988-2700 Phone

(215) 988-2757 Fax

February 28, 2013

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Attn: Mr. Chad D. Eskildsen,  Esquire

Office of Disclosure and Review

Division of Investment Management

100 F Street, NE

Washington, DC  20549

Re:

Copeland Trust Nos. 333-169806 and 811-22483

(the “Registrant”)

Dear Mr. Eskildsen:

This letter is in response to your comments provided via telephone on February 5, 2013, regarding Post-Effective Amendment No. 10 to the Registrant’s registration statement for Class I of the Copeland Risk Managed Dividend Growth Fund (the “Fund”), filed with the Securities and Exchange Commission (“SEC”) on December 31, 2012:

1.

Comment: Please complete the fee table and add “Total Annual Operating Expenses” below “Acquired Fund Fees and Expenses”.

Response:  The Registrant will add “Total Annual Operating Expenses” below “Acquired Fund Fees and Expenses” and will file a Post-Effective Amendment completing the disclosure prior to the effective date of the registration statement.

2.

 Comment:  Update the portfolio turnover, financial highlights and references to the financial statements to the fiscal year ended November 30, 2012.

Response:  The Registrant will update the applicable disclosures to the fiscal year ended November 30, 2012.

3.

Comment:  Add to the MLP risk disclosure in the Item 4 Principal Investment Risks section of the Prospectus that a decline in the price of commodities could also impact production

Response:  The Registrant will add to MLP risk disclosure in the Item 4 Principal Investment Risks section of the Prospectus:  “A decline in commodity prices may lead to a reduction in production or supply of those commodities.”

In connection with responding to comments from the Commission, the Registrant  acknowledges that:  (1) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings related to the matters addressed in this letter; (2) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and (3) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The preceding comments and related responses have been provided by and discussed with management of the Registrant.  Thank you for your time and consideration.  I can be reached at (215) 988-2699 with any questions you may have.

Very truly yours,

/s/ Nancy P. O’Hara

Nancy P. O’Hara